Annual General Meeting of BiondVax Pharmaceuticals Ltd.

Date: September 22, 2016

See Voting Instruction On Reverse Side.

Please make your marks like this: ☒ Use pen only

		For	Against	Abstain
Item 1.	To reelect Ms. Michal Marom Brikman as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting;	☐	☐	☐
Item 2.	To elect Dr. Ruth Ben Yakar as an independent director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.	☐	☐	☐
Item 3.	To approve the grant of indemnification and exculpation agreement letters to Ms. Michal Marom Brikman and Dr. Ruth Ben Yakar, under the same terms and conditions as granted to each of the Company's officers and directors and in accordance with the Company's compensation policy, subject to their appointment and re-appointment as directors of the Company.	☐	☐	☐
Item 4.	To approve and ratify the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, independent registered public accounting firm, as the independent auditors of the Company for a period ending at the close of the next annual general meeting.	☐	☐	☐
Item 5.	To approve the cancellation of the par value of the Company's ordinary shares, so that the registered capital of the company will be amended from 391,000,000 ordinary shares 0.0000001 par value each to 391,000,000 ordinary shares no par value each, and to amend the Company's articles of association to reflect this cancellation.	☐	☐	☐
Item 6.	To approve a two-for-one reverse share split of the Company's ordinary shares, by consolidating the Company's issued and outstanding share capital, such that every two ordinary shares no par value each shall become one ordinary share no par value each. It is clarified that this reverse share split shall only apply to the issued and outstanding share capital or the Company, and that the registered capital of the Company shall remain 391,000,000 ordinary shares no par value each.	☐	☐	☐
Item 7.	To approve the adoption of the BiondVax Share Option Plan to employees, directors, consultants, service providers and other entities which the Board shall decide their services are considered valuable to the Company, with similar terms to the current Option Plan, and the reservation of an amount of ordinary shares equal to 6% of the issued and outstanding share capital of the Company, on a fully diluted basis.	☐	☐	☐
Item 8.	To approve the extension of the service agreement between the Company and Dr. Ron Babecoff, CEO, Director and President, for an additional seven (7) years under the same terms and conditions.	☐	☐	☐
		Yes	No	
8a	Do you have a "Personal Interest" with respect to the subject matter of this proposal?	☐	☐	
		For	Against	Abstain
Item 9.	To approve an amendment to the Company's compensation policy, to include the option that in the event any Chief Executive Officer's Service or Employment Agreement, as the case may be, is unilaterally terminated by the Company during a period of up to 24 months following an event of change of control in the Company, as defined in the proxy statement under "Proposal 9" (**"Change of Control"**), the residing CEO at that time shall be entitled to receive the following compensation: 1) a cash bonus of up to NIS 5 million; and 2) ordinary shares in an amount equal to 4.99% of the issued and outstanding share capital of the Company. All tax costs in connection with the grant of the cash bonus and the equity shall be borne by the Company.	☐	☐	☐
		Yes	No	
9a	Do you have a "Personal Interest" with respect to the subject matter of this proposal?	☐	☐	
		For	Against	Abstain
Item 10.	To elect Mr. Ori Mor as a director of the Company to hold office for three years until the close of the third annual general shareholders meeting following the close of this Meeting.	☐	☐	☐

(Please note: if you do not mark either "Yes" or "No" your shares will not be voted on Proposal 8 & 9)

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________________ Please Sign Here

_______________________ Please Date Above

_______________________ Please Sign Here

_______________________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Annual General Meeting of BiondVax Pharmaceuticals Ltd. to be held September 22, 2016 For Holders as of August 25, 2016

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 5:00 pm, EST on September 15, 2016.

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

BiondVax Pharmaceuticals Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. EST on September 15, 2016)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **BiondVax Pharmaceuticals Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **August 25, 2016** at the **Annual General Meeting** of the Shareholders of **BiondVax Pharmaceuticals Ltd.** to be held on **September 22, 2016** at 9:00 (Israeli Time), in the offices of Advocates Pearl Cohen Zedek Latzer Baratz, One Azrieli Center, round tower, 18th, Tel Aviv, 6701101 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite each agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.**
2. **It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.**

(Continued and to be marked, dated and signed, on the other side)

PROXY TABULATOR FOR
BIONDVAX PHARMACEUTICALS LTD.
P.O. Box 8016
CARY, NC 27512-9903